UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number:
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SCHEDULE 13D\A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Gilat Satellite Networks Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 0.2 Per Share

(Title of Class of Securities)

 M51474118

(CUSIP Number)
FIMI IV 2007 Ltd. Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS. FIMI IV 2007 Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,817,990
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,817,990
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,817,990
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAME OF REPORTING PERSONS. FIMI FIVE 2012 Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,817,990
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,817,990
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,817,990
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAME OF REPORTING PERSONS. FIMI Opportunity IV, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,817,990
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,817,990
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,817,990
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity IV, Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,817,990
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,817,990
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,817,990
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSONS. FIMI Opportunity V, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,817,990
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,817,990
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,817,990
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity Five, Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,817,990
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,817,990
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,817,990
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSONS. Shira and Ishay Davidi Management Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,817,990
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,817,990
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,817,990
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAME OF REPORTING PERSONS. Ishay Davidi I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,817,990
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,817,990
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,817,990
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 3 to Schedule 13D amends Schedule 13D originally filed on September 17, 2012, Amendment No. 1 to Schedule 13D originally filed on November 13, 2012 and Amendment No. 2 to Schedule 13D originally filed on November 15, 2012.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

Pursuant to the Share Purchase Agreement, dated as of February 3, 2014 (the "Share Purchase Agreement"), among (1) FIMI Opportunity Fund IV, L.P., FIMI Israel Opportunity Fund IV, Limited Partnership,  FIMI Opportunity V, L.P. and FIMI Israel Opportunity V, Limited Partnership (collectively, "FIMI”), and (2) York Capital Management, L.P., York Multi-Strategy Master Fund, L.P., York Credit Opportunities Fund, L.P., York Credit Opportunities Master Fund, L.P., Jorvik Multi-Strategy Master Fund, L.P. and Permal York Ltd. (collectively, “York”), FIMI shall purchase from York at the closing of the transaction 2,106,121 Shares of Gilat Satellite Networks Ltd. (the “Company”) , at a price per share of US$ 5 and an aggregate purchase price of US$10,530,605 (the "Transaction").  The Transaction shall be consummated immediately following the day on which York notifies FIMI that it is ready to consummate the Transaction, but in no event more than 21 days from the date of the Share Purchase Agreement.

The Share Purchase Agreement also provides that York shall have a tag along right with respect to any contemplated sale of Shares by FIMI during a period of four years following the date of the Share Purchase Agreement, subject to certain permitted transfers.

The foregoing summary of the Transaction is qualified in its entirety by reference to the full text of the Share Purchase Agreement included as Exhibit 1 hereto and is incorporated herein by reference.

Upon the consummation of the Transaction, the aggregate purchase price of the 9,776,324 Shares purchased by FIMI will be $41,978,437.3 (an average price per share of US$4.3). The source of funding for the purchase of the Shares is, and the source of funding for the purchase of any additional Shares is currently expected to be, the capital of FIMI.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)- (b)    Upon the consummation of the Transaction, the Reporting Persons shall be deemed to beneficially own and have shared power to vote and shared power of disposition over 9,817,990 Shares, representing approximately 23.3% of the Issuer's Shares (based upon (i) the 42,130,274 shares outstanding as of February 3, 2014 (pursuant to information received from the Issuer); and (ii) options to purchase 41,666 Shares which are currently exercisable or are exercisable within 60 days of the date hereof granted to FIMI by the Company in connection with the service of its executives, Ishay Davidi and Amiram Bohem, as members of the Company's board of directors).

(d)           Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits

Exhibit 1
Share Purchase Agreement, dated as of February 3, 2014 among (1) FIMI Opportunity Fund IV, L.P., FIMI Israel Opportunity Fund IV, Limited Partnership,  FIMI Opportunity V, L.P. and FIMI Israel Opportunity V, Limited Partnership, and (2) York Capital Management, L.P., York Multi-Strategy Master Fund, L.P., York Credit Opportunities Fund, L.P., York Credit Opportunities Master Fund, L.P., Jorvik Multi-Strategy Master Fund, L.P. and Permal York Ltd.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2014

FIMI IV 2007 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI FIVE 2012 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO FIMI Opportunity IV, L.P. By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Israel Opportunity IV, Limited Partnership By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Opportunity V, L.P. By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO

FIMI Israel Opportunity Five, Limited Partnership By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
Shira and Ishay Davidi Management Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO Ishay Davidi By: /s/ Ishay Davidi

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